UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.9)*

Environmental Power Corporation

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

29406L201

(CUSIP Number)

Scott Pueschel, P.C.

Pierce Atwood LLP

One New Hampshire Avenue, Suite 350

Portsmouth, NH 03801

(603)433-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 23, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on following pages)

(page 1 of 8 pages)

CUSIP No. 29406L201	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS Joseph E. Cresci
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of Shares Beneficially Owned by Each Reporting Person with	7. SOLE VOTING POWER 956,691
8. SHARED VOTING POWER 8,532
9. SOLE DISPOSITIVE POWER 1,099,548
10. SHARED DISPOSITIVE POWER 8,532

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,080
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.1%
14.	TYPE OF REPORTING PERSON (See Instruction) IN

(continued on following pages)

(page 2 of 8 pages)

CUSIP No. 29406L201	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Joseph E. Cresci, Trustee of the Joseph E. Cresci Revocable Trust U/T/A dated April 3, 1996
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Hampshire

Number of Shares Beneficially Owned by Each Reporting Person with	7. SOLE VOTING POWER 582,577
8. SHARED VOTING POWER 0
9. SOLE DISPOSITIVE POWER 582,577
10. SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 582,577
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14.	TYPE OF REPORTING PERSON (See Instruction) 00 (Trust)

(continued on following pages)

(page 3 of 8 pages)

Item 1.	Security and Issuer

Common Stock, $.01 par value per share (the “Common Stock”), of Environmental Power Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is One Cate Street, 4 th Floor, Portsmouth, NH 03801. All stock numbers set forth in this filing give effect to the Company’s 1-for-7 reverse split of the Common Stock effected on November 30, 2004 (the “Reverse Split”).

This Amendment No. 9 to Schedule 13D is being made to disclose (i) the acquisition of beneficial ownership of additional shares of Common Stock by Mr. Cresci and (ii) a decrease in the beneficial ownership of the Reporting Persons as a result of issuances of additional shares of Common Stock by the Company.

Item 2.	Identity and Background

(a)	The persons (the “Reporting Persons”) filing this Amendment No. 9 to Schedule 13D are Joseph E. Cresci, individually and as Trustee of the Joseph E. Cresci Revocable Trust U/T/A/ dated April 3, 1996 (the “Trust”) and the Trust.

(b)	The address of each Reporting Person is c/o Environmental Power Corporation, One Cate Street, 4th Floor, Portsmouth, New Hampshire 03801.

(c)	Mr. Cresci is the non-executive Chairman of the Board of Directors of the Company. Mr. Cresci is retired from employment with the Company and is an independent consultant.

(d)	Criminal proceedings – None.

(e)	Civil proceedings – None.

(f)	Mr. Cresci is a citizen of the United States. The Trust is organized under New Hampshire law.

Item 3.	Source and Amount of Funds or Other Consideration

On March 29, 2004, Mr. Cresci was granted a stock option to purchase 142,857 shares of the Company’s Common Stock at an exercise price of $7.00 per share as incentive compensation, subject to vesting based upon certain performance conditions. On September 23, 2004, the stock option became exercisable in full. As a result, Mr. Cresci’s aggregate beneficial ownership of the Company’s Common Stock increased by more than 1% of the outstanding Common Stock as of September 23, 2004.

On July 13, 2005, Mr. Cresci was granted a stock option to purchase 200,000 shares of the Company’s Common Stock at an exercise price of $5.70 per share, subject to vesting based upon certain performance conditions. Mr. Cresci did not pay any amount for the stock option. On September 22, 2005, the performance criteria for the vesting of 150,000 shares were met. As a result, Mr. Cresci’s aggregate beneficial ownership of the Company’s Common Stock increased by more than 1% of the outstanding Common Stock as of September 22, 2005.

The foregoing option grants have been previously reported by Mr. Cresci in Statements of Changes in Beneficial Ownership on Form 4 and by the Company in Current Reports on Form 8-K, to the extent then required to be so reported, and reflected since the date of such option grants in the information regarding executive compensation and beneficial ownership of the Company’s securities set forth in its Annual Reports on Form 10-K and its proxy statements on Schedule 14A.

Item 4.	Purpose of Transaction

The grants of the stock options to Mr. Cresci were to give Mr. Cresci an incentive to achieve certain performance goals. Shares of the Company’s Common Stock previously acquired by the Reporting Persons were acquired for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a)

Mr. Cresci may be deemed to own beneficially 1,108,080 shares of Common Stock as of the date of this filing, which includes (i) 582,577 shares held by the Trust, (ii) 8,532 shares held in the Joseph J. Cresci & Mildred E. Cresci Trust, as to which Mr. Cresci has shared voting and investment power,

(continued on following pages)

(page 4 of 8 pages)

CUSIP No. 29406L201	Page 5 of 8 Pages

(iii) 142,857 shares deposited in a 50-year voting trust on November 20, 1996, as to which David K. Mulhern, the trustee of the voting trust, has beneficial ownership in his capacity as trustee with sole voting power (the “Voting Trust”), but as to which Mr. Cresci has beneficial ownership through voting trust certificates held by The Cresci Family Limited Partnership, of which Mr. Cresci is the sole general partner with sole dispositive power (the “Family Partnership”), and (iv) 342,858 shares that Mr. Cresci has the right to acquire pursuant to currently exercisable stock options. This number does not include 2,857 shares owned by Mr. Cresci’s wife, as to which shares Mr. Cresci has neither voting nor investment power and as to which shares he disclaims beneficial ownership. Of the shares beneficially owned by Mr. Cresci, 164,286 shares are pledged as security for Mr. Cresci’s obligations under promissory notes held by Environmental Power having an aggregate outstanding principal amount of $179,146. Each of David Mulhern, as trustee of the Voting Trust with voting power, and the Family Partnership, with dispositive power, may be deemed to beneficially own the 142,857 shares of Common Stock held in the Voting Trust.

Prior to the filing of this Amendment, the last amendment to the Schedule 13D to which this Amendment relates reflected the beneficial ownership by Mr. Cresci and the Trust of 22.7% and 15.6%, respectively, of the Company’s Common Stock (based on approximately 3,329,040 shares outstanding as of the date of such prior amendment, after giving effect to the Reverse Split). The shares of Common Stock beneficially owned by Mr. Cresci and the Trust represented approximately 18.1% and 11.9%, respectively, of the issued and outstanding shares of Common Stock of the Company as of September 23, 2004 (based on approximately 4,872,564 shares outstanding as of such date, after giving effect to the Reverse Split, and based upon the number of shares reflected as outstanding on the cover page to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2004), approximately 13.7% and 7.9%, respectively, of the issued and outstanding shares of Common Stock of the Company as of September 22, 2005 (based on approximately 7,418,632 shares outstanding as of such date based upon the number of shares reflected as outstanding on the cover page to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2005) and approximately 7.1% and 3.8%, respectively, of the issued and outstanding shares of Common Stock of the Company as of the date of this filing (based on approximately 15,267,784 shares outstanding as of such date, based upon the number of shares reflected as outstanding on the cover page to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 and after giving effect to the Company’s public offering of 5,000,000 shares of Common Stock on October 3, 2007).

The Trust hereby disclaims beneficial ownership of the shares of Common Stock held by Mr. Cresci individually and by the Family Partnership.

(b)	The number of shares as to which each Reporting Person may be deemed to have (i) sole power to vote or to direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition of and (iv) shared power to dispose or to direct the disposition of is set forth in the cover pages to this Amendment and such information is incorporated herein by reference.

(c)	None.

(d)	Not Applicable.

(e)	The Trust ceased to be the owner of 5% or more of the Company’s Common Stock as a result of the issuance by the Company of 5,000,000 shares of Common Stock in an underwritten public offering on October 3, 2007.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See the option agreements filed as exhibits hereto.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	-	Agreement of the Reporting Persons relating to the filing of this Amendment No. 9 to Schedule 13D.

(continued on following pages)

(page 5 of 8 pages)

CUSIP No. 29406L201	Page 6 of 8 Pages

Exhibit 2	-	Amended and Restated Non-Statutory Stock Option Agreement, dated August 24, 2004, between the Company and Joseph E. Cresci (Incorporated by reference to Exhibit 4.9 to the Company’s Registration Statement on Form S-8 filed with the SEC on August 24, 2004 (SEC File No. 333-118521)).

Exhibit 3	-	Non-Statutory Stock Option Agreement granted under the Registrant’s 2005 Equity Incentive Plan, dated August 11, 2005, between the Company and Joseph E. Cresci (Incorporated by reference to Exhibit 10.82 to the Company’s Registration Statement on Form S-2 (SEC File No. 333-128863)).

(continued on following pages)

(page 6 of 8 pages)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 18, 2008
(Date)

/s/ Joseph E. Cresci
Joseph E. Cresci

THE JOSEPH E. CRESCI REVOCABLE TRUST U/T/A DATED APRIL 3, 1996

By:	/s/ Joseph E. Cresci
Joseph E. Cresci, Trustee

(continued on following pages)

(page 7 of 8 pages)

CUSIP No. 29406L201	Page 8 of 8 Pages

EXHIBIT 1

AGREEMENT

Filed as Part of

STATEMENT ON SCHEDULE 13D

Filed With the

SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned hereby agrees that the Amendment No. 8 to the Statement on Schedule 13D, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.

Dated: April 18, 2008

/s/ Joseph E. Cresci
Joseph E. Cresci

THE JOSEPH E. CRESCI REVOCABLE TRUST U/T/A DATED APRIL 3, 1996

By:	/s/ Joseph E. Cresci
Joseph E. Cresci, Trustee

(page 8 of 8 pages)